EXHIBIT 99.2

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of trivago N.V. (the "Company") to be held on June 9, 2017 at 15:00 CEST at Steigenberger Airport Hotel, Amsterdam, Stationsplein ZW 951, 1117 CE Schiphol-Oost, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of the annual report over the financial year 2016 (discussion item)

3.	Implementation of the compensation policy during the financial year 2016 (discussion item)

4.	Adoption of the annual accounts over the financial year 2016 (voting item)

5.	Explanation of the dividend and reservation policy (discussion item)

6.	Appointment of the external auditor for the financial year 2017 (voting item)

7.	Release of the management directors from liability for the exercise of their duties during the financial year 2016 (voting item)

8.	Release of the supervisory directors from liability for the exercise of their duties during the financial year 2016 (voting item)

9.	Reappointment of A.P. Hefer as managing director (voting item)

10.	Reappointment of P. Vinnemeier as managing director (voting item)

11.	Reappointment of A.G. Lehnert as managing director (voting item)

12.	Reappointment of M. Siewert as managing director (voting item)

13.	Reappointment of R.T.J. Schrömgens as managing director (voting item)

14.	Reappointment of T.J. Thomas as managing director (voting item)

15.	Authorization of the management board to acquire shares in the Company's capital (voting item)

16.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The registration date for the AGM is May 12, 2017 (the "Registration Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Registration Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent may attend and, if relevant, vote at the AGM (the "Persons with Meeting Rights").

Persons with Meeting Rights who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM. This notice must be received by the Company ultimately on June 6, 2017. Persons with Meeting Rights who have not complied with this requirement may be refused entry to the AGM. Persons with Meeting Rights may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders should present a copy of their proxies upon entry to the AGM, failing which the proxyholder concerned may be refused entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.trivago.com).

EXPLANATORY NOTES TO THE AGENDA

2.    Discussion of the annual report over the financial year 2016 (discussion item)

The Company's annual report over the financial year 2016 has been made available on the Company's website (http://www.trivago.com) and at the Company's office address.

3.	Implementation of the compensation policy during the financial year 2016 (discussion item)

The Company's compensation policy is intended to attract, retain and motivate managing directors with the leadership qualities, skills and experience needed to support and promote the growth and sustainable success of the Company and its business. The compensation structure for managing directors should drive strong business performance, promote accountability, incentivize managing directors to achieve short and long-term performance targets with the objective of increasing the Company's equity value, assure that the interests of the managing directors are closely aligned to those of the Company, its business and its stakeholders and ensure the overall market competitiveness of compensation packages for managing directors.

The implementation of the Company's compensation policy has been outlined in the Company's annual report over the financial year 2016.

4.    Adoption of the annual accounts over the financial year 2016 (voting item)

The Company's annual accounts over the financial year 2016 have been made available on the Company's website (http://www.trivago.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

5.    Explanation of the dividend and reservation policy (discussion item)

The Company has formulated a dividend and reservation policy consistent with its current strategy. The Company's policy in this respect is not to distribute any profits in the near future and to add any such profits to the Company's reserves for purposes such as funding the development and expansion of the Company's business, making future investments, financing capital expenditures and enhancing the Company's liquidity position. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

6.    Appointment of the external auditor for the financial year 2017 (voting item)

It is proposed that Ernst & Young Accountants LLP ("EY") be appointed and instructed to audit the Company's annual report and annual accounts for the financial year 2017. This proposal is based on the positive outcome of a thorough selection procedure performed by the Company and the supervisory board's approval of the terms of engagement proposed by EY for these services (including the scope of the audit, the materiality to be used and compensation for the audit). The main conclusion of the selection procedure is that, because of the importance of continuity of the audit activities, it is desirable to extend EY's current engagement as the Company's external auditor.

7.	Release of the management directors from liability for the exercise of their duties during the financial year 2016 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2016. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2016 or in other public disclosures.

8.	Release of the supervisory directors from liability for the exercise of their duties during the financial year 2016 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2016. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's annual report or annual accounts over the financial year 2016 or in other public disclosures.

9.	Reappointment of A.P. Hefer as managing director (voting item)

The Company's supervisory board has made a binding nomination to reappoint A.P. Hefer as managing director of the Company for a period of one year, ending at the end of the annual general meeting of shareholders of the Company to be held in 2018. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

10.    Reappointment of P. Vinnemeier as managing director (voting item)

The Company's supervisory board has made a binding nomination to reappoint P. Vinnemeier as managing director of the Company for a period of one year, ending at the end of the annual general meeting of shareholders of the Company to be held in 2018. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

11.    Reappointment of A.G. Lehnert as managing director (voting item)

The Company's supervisory board has made a binding nomination to reappoint A.G. Lehnert as managing director of the Company for a period of one year, ending at the end of the annual general meeting of shareholders of the Company to be held in 2018. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

12.    Reappointment of M. Siewert as managing director (voting item)

The Company's supervisory board has made a binding nomination to reappoint M. Siewert as managing director of the Company for a period of one year, ending at the end of the annual general meeting of shareholders of the Company to be held in 2018. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

13.    Reappointment of R.T.J. Schrömgens as managing director (voting item)

The Company's supervisory board has made a binding nomination to reappoint R.T.J. Schrömgens as managing director of the Company for a period of one year, ending at the end of the annual general meeting of shareholders of the Company to be held in 2018. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

14.    Reappointment of T.J. Thomas as managing director (voting item)

The Company's supervisory board has made a binding nomination to reappoint T.J. Thomas as managing director of the Company for a period of one year, ending at the end of the annual general meeting of shareholders of the Company to be held in 2018. The supervisory board has considered the diversity objectives of the Company, such as nationality, age, gender, education and work background, in the preparation of this proposal.

15.	Authorization of the management board to acquire shares in the Company's capital (voting item)

The Company's management board has been authorised, for a period ending on November 19, 2017, to resolve for the Company to acquire fully paid-up shares in the Company's capital for a price per share which is no higher than 110% of the average market price of Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 50% of the Company's issued share capital (determined as at the close of business on the date of settlement of the Company's initial public offering).

It is now proposed to authorize the Company's management board to resolve for the Company to acquire fully paid-up shares in the Company's capital (or depository receipts for such shares) by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of American Depositary Receipts for Class A Shares on the NASDAQ Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 10% of the Company's issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 15 is passed, the proposed authorization shall replace the existing authorization referred to in the previous paragraph.